March 17, 2026

George Magrath
Chief Executive Officer
Opus Genetics, Inc.
8 Davis Drive, Suite 220
Durham, NC 27713

       Re: Opus Genetics, Inc.
           Registration Statement on Form S-3
           Filed March 13, 2026
           File No. 333-294295
Dear George Magrath:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Istvan A. Hajdu, Esq.